SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of February, 2023

Commission File Number: 001-12102

YPF Sociedad Anónima

(Exact name of registrant as specified in its charter)

Macacha Güemes 515

C1106BKK Buenos Aires, Argentina

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒                Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐                No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐                No  ☒

YPF Sociedad Anónima

TABLE OF CONTENT

ITEM 1	Translation of letter to the CNV, Mercado Electrónico Abierto S.A. and Buenos Aires Stock Exchange dated February 3, 2023

TRANSLATION

City of Buenos Aires, February 3, 2023

To the

COMISION NACIONAL DE VALORES

25 de Mayo 175

City of Buenos Aires

MERCADO ABIERTO ELECTRÓNICO S.A.

Maipu 1210

City of Buenos Aires

BOLSAS Y MERCADOS ARGENTINOS S.A.

Sarmiento 299

C1041AAE City of Buenos Aires

Re.: YPF S.A.—Relevant Fact

Dear Sirs:

The purpose of this letter is to comply with the requirements of the Rules of the Argentine Securities Commission and the corresponding ByMA and MAE Regulations.

In that regard, and continuing with the communications provided through the financial statements of YPF S.A. (“YPF”) and the Forms 6-K filed on October 19, 2020 and on February 17, 2022, it is informed that, within the framework of the joinder of cases “Transportadora de Gas del Norte S.A. c/YPF S.A. s/ Cumplimiento de Contrato” (file number 3793/2009) and “Transportadora de Gas del Norte S.A. c/YPF S.A. s/ Damages” (file number 7200/2012), and as a consequence of the legal and commercial complexities involved in the dispute between YPF and Transportadora de Gas del Norte S.A. in the aforementioned cases, as well as the existence of litigious rights, on February 3, 2023 said companies entered into a settlement agreement for the sole and total amount of US$190,600,000 payable by YPF in four consecutive annual installments, starting in 2024 by which, without acknowledging facts or rights, Transportadora de Gas del Norte S.A. and YPF waived all claims they had or could have had against each other until that date.

Yours faithfully,

Pablo Calderone

Market Relations Officer

YPF S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date: February 3, 2023	By:	/s/ Pablo Calderone
	Name:	Pablo Calderone
	Title:	Market Relations Officer